                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        SECURITY FINANCIAL BANCORP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    81424D109
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                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                      EVEREST PARTNERS LIMITED PARTNERSHIP
                          (dba Everest Partners, L.P.)
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 20, 2000
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             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No 81424D109
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   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)
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   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
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   3) SEC Use Only

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   4) Source of Funds (See Instructions)

           WC

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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [  ]

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     6) Citizenship or Place of Organization

               NEVADA

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Number of           (7)   Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                115,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power           115,000
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                115,000

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
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   13)  Percent of Class Represented by Amount in Row (11)

                  5.9%

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   14)  Type of Reporting Person (See Instructions)

                  PN

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    CUSIP No 81424D109
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   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Managers, L.L.C.
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   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
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   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [  ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

               NEVADA

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Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                115,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           115,000
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                 115,000

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   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [  ]
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   13)  Percent of Class Represented by Amount in Row 9

                  5.9%

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   14)  Type of Reporting Person (See Instructions)

                  OO

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     CUSIP No.     81424D109
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   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
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   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [  ]
   (b)  [  ]
--------------------------------------------------------------------------------

   3) SEC Use Only

--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

                  U.S.A.

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Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                115,000
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           115,000
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                115,000
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9

                  5.9%
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   14)  Type of Reporting Person (See Instructions)

                  IN
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         This Amendment No. 1 is to the Schedule 13D (the "Amendment No. 1")
         jointly filed by Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.)(the "Limited Partnership"), Everest Managers, L.L.C. (the "General Partner"), and David M. W. Harvey, the principal member of


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         the General Partner (collectively the "Filing Persons") on February 10,
         2000. This Amendment No. 1 relates to the original Schedule 13D jointly filed by the Filing Persons on February 10, 2000 (the "Original 13D") which relates to the Common Stock, $0.01 par value, (the "Shares") of Security Financial Bancorp, Inc., a Delaware corporation (the
         "Issuer"). The following items in the Original 13D are hereby amended in their entirety to read as follows:


Item 3: Source and Amount of Funds or Other Consideration

        The aggregate purchase price of the stock covered by this statement is $1,202,304. The Limited Partnership's stock purchases were in an account carried at Bear, Sterns Securities Corp. No borrowed funds were used to purchase the stock.

Item 5: Interest in Securities of the Issuer

        (a) According to the Form 10QSB of the Issuer dated November 14,2000 the Issuer had 1,938,460 shares of stock issued and outstanding. Accordingly, the 115,000 shares owned by the Limited Partnership represent approximately 5.9 percent (5.9%) of the Issuer's issued and outstanding Shares as of November 14, 2000.

        (b) The General Partner has the power to vote or direct the voting of the Shares as of any record date subsequent to the Limited Partnership purchases identified in Exhibit B, and the power to dispose or to direct the disposition of such Shares. Because David
              M. W. Harvey is the controlling person of the General Partner, Mr. Harvey may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Shares that are the subject of this Amendment No. 1. Each of Mr. Harvey and the General Partner disclaims beneficial ownership of such Shares.

        (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Limited Partnership and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares that are the subject of this statement.

        (e)   Not applicable.


Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement
        Exhibit B - Schedule of Purchases



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey



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                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D
                             ---------------------

The undersigned hereby agree as follows:

            (i) Each of them is individually eligible to use the amendment to the Schedule 13D to which this Exhibit is attached, and such amendment is filed on behalf of each of them; and

           (ii) Each of them is responsible for the timely filing of such amendment to the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                       EVEREST PARTNERS LIMITED PARTNERSHIP
                                       (d.b.a. EVEREST PARTNERS, L.P.)
                                       By its General Partner
                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       EVEREST MANAGERS, L.L.C.
                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member


                                       By:   /s/ David M. W. Harvey
Dated: November 20, 2000               ----------------------------------
                                       Name: David M. W. Harvey



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                                                                       Exhibit B
                                                                       ---------

                              SCHEDULE OF PURCHASES
                              ---------------------


            Everest Partners Limited Partnership acquisitions of and holdings in Security Financial Bancorp, Inc. (SFBI)



       Date                Shares (#)          Cost ($)             Price/Share
       ----                ----------          --------             -----------
     Prior Purchases        100,000            977,289                9.6778
     11/20/00                15,000            225,015               15.0000
                         ----------         ----------              --------
                            115,000          1,202,304               10.4548